UNITED STATES

24000922

SEC FILE NUMBER
8-70608

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Processing

FEB 29 2024

Washington, DC

FORM X-17A-5

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Constellation P2P, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 14th Street - Apt 722
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM LLP
(Name – if individual, state last, first, and middle name)

805 Third Avenue-ste 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

09/24/2003	587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Oliver Esslinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Constellation P2P, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RUI AMORIM
Notary Public - State of New Jersey
My Commission Expires Feb 7, 2026

Signature: [signature]

Title:
CCO

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [x] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of Constellation P2P
Hoboken, NJ

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Constellation P2P, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in members equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2021.
New York, NY
February 28, 2024

Constellation P2P, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	43,033
Prepaid expenses		5,350
Total assets	$	48,383
Liabilities and Member's Equity		
Liabilities		
Accrued professional fees	$	15,000
Payable to parent		14,049
Total		29,049
Commitments and contingencies		-
Member's equity		19,334
Total liabilities and member's equity	$	48,383

The accompanying notes are an integral part of these financial statements.

Constellation P2P, LLC
Statement of Operations
Year Ended December 31, 2023

Revenues	**$ -**
Expenses	
Employee compensation and benefits	**57,701**
Professional fees	**43,000**
Regulatory	**4,211**
Technology and communications	**3,039**
Other	**2,169**
	110,120
Net loss	**$ (110,120)**

The accompanying notes are an integral part of these financial statements.

Constellation P2P, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2023

Member's equity, January 1, 2023	$	29,454
Net loss		(110,120)
Member's contributions		100,000
Member's equity, December 31, 2023	**$**	**19,334**

The accompanying notes are an integral part of these financial statements.

Constellation P2P, LLC
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(110,120)
Adjustments to reconcile net loss to net cash used in operating activities		
Net change in operating assets and liabilities		
Increase in accrued professional fees		7,500
Increase in prepaid expenses		(1,546)
Net cash used in operating activities		(104,166)
Cash flows from financing activities		
Member's contributions		100,000
Decrease in payable to parent		(48)
Net cash provided by financing activities		99,952
Net decrease in cash		(4,214)
Cash - beginning		47,247
Cash - ending	$	43,033

The accompanying notes are an integral part of these financial statements.

1. Organization

Constellation P2P, LLC (the "Company"), formed on April 21, 2020, is a Delaware limited liability company which is wholly owned by FinOptSys, Inc. (the "Parent") which is incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") .

Although no transactions have taken place as of December 31, 2023, the Company will collect commission/fee transaction proceeds resulting from the execution of securities orders for institutional investors. These orders will be negotiated/introduced on the Company's Parent's platform and executed off the platform.

The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Revenues

The Company will endeavor to operate serving institutional investors through activities which consist solely of supporting communication tools for peer-to-peer securities finance orders and utilizing straight through processing where applicable via the Company's Parent's platform. Securities finance orders will not be effected on the platform nor will the Company provide execution, settlement, clearing or custody services – rather all such activities will occur on a bilateral basis between each customer off-platform.

The Company will charge customers a brokerage commission based on the underlying notional amount of the transactions agreed through the platform.

The Company does not have any performance obligations in that customer activities generating revenues will be effected solely between the customers.

Income Taxes
The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its Parent. As of December 31, 2023, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no uncertain tax positions requiring disclosure.

Office Lease
As the Company's office lease does not exceed one year, it is not subject to ASC 842 *Leases*.

Recent Accounting Pronouncements
The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

Going Concern
The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company has a history of losses and an accumulated deficit. Furthermore, the Company has yet to generate revenues from operations and its expenses have been funded by its parent in the form of member contributions. The Parent company has stated it has the financial wherewithal to continue to fund the Company for at least one year from the issuance of these financial statements.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2023, the Company had net capital, as defined, of $13,984, which exceeded the required minimum net capital of $5,000 by $8,984. Aggregate indebtedness at December 31, 2023 totaled $29,049. The percentage of aggregate indebtedness to net capital was 207.73%.

4. Related Party Transactions – Allocated Expenses

The Company and the Parent entered into an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses. Expenses

covered by the Agreement for 2023 aggregated $57,701, and consisted of employee compensation and benefits which is also reflected in the accompanying statement of operations and in the statement of financial condition in the amount of $14,049 as payable to Parent.

5. Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 28, 2024, the date the financial statements were available for issuance. Management is not aware of any events tht have occurred subsequent to the balance sheet date that would require an adjustment to or disclosure in the financial statements.

Constellation P2P, LLC **Schedule I**

Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Net capital:			
Total member's equity		$	19,334
Deduct nonallowable assets:			
Prepaid expenses	5,350		
			5,350
Net capital before haircuts on securities (tentative net capital)			13,984
Haircuts on securities			-
Net capital		$	13,984
Aggregate indebtedness:			
Accrued professional fees			15,000
Payable to parent			14,049
Total aggregate indebtedness		$	29,049
Computation of basic net capital requirement:			
Minimum net capital requirement (12 1/2 % of aggregate indebtedness or $5,000, whichever is greater)		$	5,000
Excess net capital		$	8,984
Percentage of aggregate indebtedness to net capital			207.73%

Constellation P2P, LLC

Schedule II

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2023

The Company did not claim an exemption under paragraph (k) of Rule 15c3-3, in reliance on Footnote 74 to SEC release 34-70073.

The Company will collect commission/fee transaction proceeds resulting from the execution of securiti orders for institutional investors. These orders will be negotiated/introduced on the Company's Parent's platform and executed off the platform. *(No such transactions took place during the year ended December 31,2023)*

The Company represents that during the reporting period it
(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
(2) did not carry accounts of or for customers
(3) did not carry PAB accounts (as defined in Rule 15c3-3)

Constellation P2P, LLC

Schedule III

Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2023

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	13,984
	Net Capital, per schedule I	**$**	**13,984**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	29,049
	Aggregate indebtedness, per schedule I	**$**	**29,049**

RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Constellation P2P, LLC
Hoboken, NJ

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Constellation P2P, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of 17 C.F.R. §240.15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Constellation P2P, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Constellation P2P, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RBSM LLP

New York, NY
February 28, 2024

Rule 15c3-3 Exemption Report
December 31, 2023

Constellation P2P, LLC ("the Company")

The Company, to its best knowledge and belief, throughout the year ended December 31, 2023, did not claim an exemption under paragraph (k) of Rule 15c3-3, in reliance on Footnote 74 to SEC release 34-70073.

The Company will collect commission/fee transaction proceeds resulting from the execution of securities orders for institutional investors. These orders are negotiated/introduced on the Company's Parent's platform and executed off the platform. *(No such transactions took place throughout the year ended December 31, 2023).*

The Company represents that during the reporting period it
(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
(2) did not carry accounts of or for customers
(3) did not carry PAB accounts (as defined in Rule15c3-3)

DocuSigned by:
Oliver Esslinger
3082737DBB4F410...

Name: Oliver Esslinger
Title: CCO
Date: February 28, 2024